Exhibit 99(a)(3)

Rio Tinto makes offer to acquire Alcan

Dear all,

I am delighted to advise you of a significant new development.

We have made a cash offer to acquire Alcan, a global aluminium company, for US$38 billion and Alcan’s Board of Directors has unanimously recommended that its shareholders accept this offer.

There is a detailed process to be followed before the transaction is completed and it will be subject to  Alcan and Rio Tinto  shareholder approval as well as regulatory approvals in several jurisdictions and other conditions.  It is anticipated the transaction will be complete in late 2007.

The combined aluminium product group, to be named Rio Tinto Alcan, will be a global leader in the aluminium industry.   Rio Tinto will have a further product group that is a leader in its sector.

This acquisition is an excellent fit with our overall asset portfolio, strategy and value focus.   We believe that the outlook for the aluminium sector is strong, with positive trends in both the developed and developing markets, including urbanisation in China and India, and increasing global spend on power infrastructure, transport and consumer packaging.  China’s demand is expected to rise at 10 per cent per annum until 2015.

The combined Group’s access to significant bauxite reserves, competitive alumina refining, low cost hydro power, leading smelter technology, and a deep and diverse talent pool provides an excellent position to capitalise on the favourable demand fundamentals of the aluminium industry.   Alcan also shares with  Rio Tinto  common values including a commitment to the health and safety of employees, excellence in environmental stewardship and positive engagement with local communities.

The global headquarters of Rio Tinto Alcan will be based in Montreal and the current  Alcan chief executive, Dick Evans, will become chief executive of Rio Tinto Alcan reporting to me.  The head office of the global mining and refining business will be based in Brisbane.   Senior management will be selected from both organisations.

A senior level transition team is being established to plan and implement operational integration within  Rio Tinto Alcan.  Rio Tinto  intends to retain its focus on mining and metals activities by the divestment of  Alcan’s Packaging division, as jointly agreed with Alcan.   Alcan’s Engineered Products division will be retained and we will focus on managing this portfolio for optimum value. We will ensure that appropriate processes, including consultation and engagement, are put in place for any employees who are subject to change once integration begins, providing the transaction is successful.

This is a very exciting opportunity combining two leading and complementary aluminium businesses.  There is still a lot of detail to be developed on this transaction and we will keep you informed as it progresses.

All senior managers will be briefed over the  next 24 hours – please direct any questions to them. You can also click here to read the detailed media release.

Further information on Alcan is attached below.

Kind regards

Tom Albanese
Chief executive

About  Alcan

Alcan  Inc, is a leading global materials company, delivering high quality products, engineered solutions and services worldwide.  With operations in bauxite mining, alumina processing, primary metal smelting, power generation, aluminium fabrication, engineered solutions as well as flexible and specialty packaging, and with world class technology,  Alcan is well positioned to meet and exceed its customers’ needs.   Alcan is represented by 68,000 employees, including its joint-ventures, in 61 countries and regions.

For the year ended 31 December 2006,  Alcan had audited consolidated revenues of US$23,641 million (2005: US$20,320 million) and profit before taxation of US$2,373 million (2005: US$323 million).   Alcan had audited gross assets as at 31 December of 2006 of US$28,939 million.

12 July 2007

IMPORTANT INFORMATION:

The offer to purchase all of the issued and outstanding common shares of Saturn (the “Offer”) is being made by RT Canada Acquisition Corp. (the “Offeror”), a wholly-owned indirect subsidiary of Jupiter.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) will be made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular to be delivered to Saturn and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Saturn shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, Jupiter will be filing with the Canadian securities regulatory authorities and the SEC an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery and Saturn is expected to file a directors’ circular with respect to the Offer. Jupiter will also file with the SEC a Tender Offer statement on Schedule TO (the “Schedule TO”) and Saturn is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). SHAREHOLDERS OF SATURN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Jupiter’s website, www.jupiter.com.

While the Offer is being made to all holders of Saturn common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Jupiter may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

The Offer will be made to holders in Belgium of shares and/or certificates admitted to trading on Euronext-Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of shares and/or IDRs in Belgium (the “Belgian Supplement”) is expected to be approved by the Belgian Banking, Finance and Insurance Commission. Once such approval has been obtained, the offer and takeover bid circular can be made available in Belgium to holders of shares and/or IDRs together with the Belgian Supplement.

The Offer will be made to holders in France of shares admitted to trading on Euronext-Paris.

An announcement including the main information relating to Jupiter’s Offer documents will be prepared and released pursuant to article 231-24 of the AMF General Regulation and will contain  information relating to how and in which time limit Saturn shareholders residing in France can accept this Offer.

Forward-looking statements

This announcement contains statements which constitute “forward-looking statements” about Jupiter and Saturn. Such statements include, but are not limited to, statements with regard to the outcome of the proposed Offer, any statements about cost synergies, revenue benefits or integration costs, capacity, future production and grades, projections for sales growth, estimated revenues and reserves, targets for cost savings, the construction cost of new projects, projected capital expenditures, the timing of new projects, future cash flow and debt levels, the outlook for minerals and metals prices, the outlook for economic recovery and trends in the trading environment and may be (but are not necessarily) identified by the use of phrases such as “will”, “intend”, “estimate”, “expect”, “anticipate”, “believe” and “envisage”. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Jupiter or Saturn. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including the outcome of the proposed Offer, revenue benefits and cost synergies being lower than expected, integration costs being higher than expected, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Jupiter’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC or Saturn’s most recent periodic reports on Form 10-K, 10-Q or 8-K filed with the SEC (as the case may be). Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Nothing in this announcement should be interpreted to mean that the future earnings per share of Jupiter will necessarily match or exceed its historical published earnings per share.

Other than in accordance with their legal and regulatory obligations (including, in the case of Jupiter, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), neither Jupiter nor Saturn is under any obligation and each of Jupiter and Saturn expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.